MOKO.mobi Limited ACN 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW, 2000, Australia Website: www.mokosocialmedia.com Email: contact@moko.mobi

May 19, 2014

Mark P. Shuman
Branch Chief – Legal
United States Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549

Re:	MOKO Social Media Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted May 1, 2014
CIK No. 0001496371

Dear Mr. Shuman:

We hereby provide responses to comments issued on May 16, 2014 (the “Staff’s Letter”) regarding Amendment No. 2 to the draft Registration Statement on Form F-1 (File No. 377-00505) (the “F-1”) of MOKO Social Media Limited (the “Company”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Prospectus Summary

1.          We note your revised disclosure in response to prior comment 1 regarding the termination provision of the agreement with AISG and the clarification agreement dated April 30, 2014. Please revise the description of the agreement throughout the prospectus to indicate that it was modified so that the term of the agreement begins on June 1, 2014 and that the agreement is terminable prior to the three-year period if the company fails to meet certain net revenue figures.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 1, 54 and 62. We note that technically the term of the agreement does not begin on June 1, 2014, as certain of the provisions relating to the pilot and testing periods were effective prior to such date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Corporate History and Operating Segment Evolution, page 36

2.          We note your revisions at the top of page 37 in response to prior comment 7. You disclose that to date you have worked with performance-based advertisers seeking specific audiences for their offers and publishers in identifying the right advertisement/offers for the audiences they have. You then disclose that you have since set about re-positioning the focus and strategy away from the re-brokering relationships and blind web-based advertising networks. This seems to suggest that all of these strategies are the same or similar but it is not clear how. Please further revise to clearly explain what re-brokering is as well as what blind web-based advertising networks are and how those are the same or similar to the strategy of working with performance-based advertisers that you are moving away from.

COMPANY RESPONSE:

The Offermobi business was historically working with other Ad Networks to obtain advertising offers and not directly with the advertisers themselves. This is commonly referred to ‘’rebrokering”. This creates a situation where the advertiser would not be aware of where their ads were placed and this is called “blind” advertising. Offermobi, has been transitioning its business to work directly with advertisers. This is a very different strategy than the previous business. It allows Offermobi to build relationships directly with the advertiser allowing it to provide the advertiser with direct opportunities to place ads in the MOKO properties of REC*IT, RunHaven and Blue Nation Review. Changes to clarify our strategy have been made in the amended F-1 on pages 37, 38 and 39.

Mobile Advertising, page 38

3.          We note your revisions in response to prior comment 8. However, you did not define or explain what you mean by programmatic buying (automated inventory fill by algorithm based platforms) as compared to direct buying relationships. This appears to describe how OfferMobi generated revenue for the second half of fiscal year 2013 and into fiscal year 2014. As previously requested, please revise to explain what this is, who your customers are, what they purchased and how revenue was generated.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on pages 37, 38 and 39.

4.          Also with regards to your revisions on page 38, it is still not clear how you monetize mobile applications and mobile application traffic or what you mean by “continuing verticalization of the sales efforts”. As previously requested, please revise to further clarify this discussion as it appears this may be significant to this segment going forward.

COMPANY RESPONSE:

MOKO will monetize its proprietary applications by advertising. Leveraging the sales expertise of OfferMobi, MOKO intends to sell most of its advertising inventory (ad placement space in the applications) via direct sales to advertisers. We have modified the disclosure on page 39 of the amended F-1 accordingly.

5.          We note you state that mobile advertising revenue for the second half of 2014 fiscal year is expected to outperform those from the first half to December 31, 2013 and that losses are expected to reduce. However, you also disclose that both advertising sales people and technology platforms will be repurposed to focus on selling advertising campaigns for our own projects such as REC*IT, which has yet to be launched and that third party advertising revenue is expected to continue to be a less significant part of the mobile advertising operating segment. Please further revise your disclosures to explain why you believe mobile advertising revenue for the second half of fiscal year 2014 will outperform revenue from the first half of fiscal year 2014 and losses are expected to decrease in light of these other disclosures.

COMPANY RESPONSE:

The second half of 2014 fiscal year has only 6 weeks to run through to June 30, 2014. Actual results for this six month reporting period, have and will outperform those from the first half of fiscal year 2014, to December 31, 2013. Notwithstanding, we have added additional disclosure in the F-1 on page 39 to explain why the second half of fiscal 2014 year is expected to outperform the first half of fiscal 2014 and why the later stages of calendar 2014 and calendar 2015 are expected to outperform the 2014 fiscal year.

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Business

Our Technology Platform, page 54

6.          In view of your dependence on Rackspace as the sole provider of an important service associated with the performance of your business functions, please expand your discussion of the hosting arrangements with Rackspace to briefly describe the material rights and obligations of the parties under the hosting agreement. It also appears that the circumstances in which each of the parties may terminate the agreement as well as the company’s assessment of the likely impact of a termination by Rackspace should be briefly addressed in the risk factors.

COMPANY RESPONSE:

The Company continues to believe that the commoditized nature of the services provided by Rackspace results in its ordinary course of business agreements with Rackspace not being such as upon which the business of the Company is substantially dependent. As requested by the Staff, however, a brief description of the standard provisions of its hosting agreements with Rackspace has been added to the amended F-1 on pages 59 and 60 and conforming modifications have been made to the Risk Factor disclosure on page 13.

Sales, Marketing and Key Customers, page 60

7.          Please refer to prior comment 16 and revise to include a materially complete description of the agreements with your partners relating to REC*IT, RunHaven, and Blue Nation Review. It is still unclear what each party, including Gail Hughes, Virtual Roster, and Pro Ventures, is entitled to receive and whether each party who shares in the profits of the business has obligations to fund its capital needs. Further, it is unclear what “revenue share” AISG will receive under its agreement and when the “initial term of three years” commences for Blue Nation Review.

COMPANY RESPONSE:

The Company respectfully notes that the existing disclosure in the amended Form F-1 meets the requirements of Item 4.B.6 of Form 20-F (as those provisions are incorporated by reference into Form F-1) and that detailed disclosure regarding payment amounts to the persons indicated, individual compensation levels and technology specifications do not appear consistent with the obligation of the Company to provide “summary information regarding … commercial or financial contracts (including contracts with customers or suppliers) or new manufacturing processes” as set forth therein. For the Staff’s information, the Company hereby supplementally informs the Staff that no party who shares in the profits of the business under these agreement has any obligation under the relevant agreement to fund its capital needs, the reasons for the Company not disclosing the AISG revenue share amount were previously provided to the Staff in our response to prior comment 16 and that the “initial term of three years” for the Blue Nation Review agreement commenced on January 1, 2014, the effective date of the agreement (although the revenue sharing commenced on the launch date of May 1, 2014).

Management, page 66

8.          We note your response to prior comment 17 but it is unclear why Greg McCann, the company’s Chairman, is listed as a “Non-Executive Director” on page 66 and as an “independent Chairman” on page 64 when he serves in a management capacity as your principal financial and accounting officer. Please explain whether Mr.  McCann is responsible for the company’s finance and accounting functions of the company. If not, please tell us, with a view toward disclosure, the individual who is responsible for these principal business activities. Refer to Rule 405 under the Securities Act for a definition of executive officer.

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COMPANY RESPONSE:

The Company notes that, under the relevant rules of the ASX, Mr. McCann is both a non-executive director and the independent Chairman of the Company. Mr. McCann is a “person performing similar policy making functions for the registrant” within the meaning of Rule 405 under the Securities Act concerning the Company’s finance and accounting functions and is accordingly the principal financial and accounting officer of the Company.

Underwriting, page 103

9.          Please revise your statement on page 104 to clarify that Northland Capital Markets will have one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page 104.

Notes to the Financial Statement for the Half Year Ended 31 December 2013

Note 1: Basis of Presentation, page F-60

10.          In your response to prior comment 22 you indicate that you record revenue equal to the value paid by the customer less statutory goods and services tax. Therefore you appear to recognize revenue gross of the cost of the goods sold. You also indicate that in some cases you take possession of the goods before they are dispatched to customers and in others, goods are shipped directly from suppliers to customers. Please explain to us why you believe recording revenue gross of the cost of the goods sold is appropriate and thereby consider yourself acting as the principal in these transactions, both when the goods are shipped to you first and when they are shipped to the customer directly. In your response please address the indicators listed in paragraph 21 of the Appendix to IAS 18.

COMPANY RESPONSE:

The Company notes the requirements of IAS 18 paragraph 21 of the Appendix and responds with reference those indicators from paragraph 21, as follows:

An entity is acting as a principal when it has exposure to the significant risks and rewards associated with the sale of goods or the rendering of services. Features that indicate that an entity is acting as a principal include:

(a)	the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order, for example by being responsible for the acceptability of the products or services ordered or purchased by the customer;

DIL’s products are sold via its web-site, and products sold are not manufactured branded products either on the website or at time of delivery. Packaging reflects DIL branding rather than any manufacturers. Customers only ever deal with DIL and never with product manufacturers throughout the buying experience from pre-sales to post sales.

The fulfilment of satisfactory product to a customer rests with DIL. DIL scrutinises new product before bringing into the customer offering to have reasonable expectation of “fit for purpose”. Refund policies for less than “fit for purpose” goods or “change of mind” situations are determined by DIL and are separate and distinct from any recourse consideration from DIL against a product manufacturer. After customers pay via DIL’s website and at the point of goods being delivered to customers, there remains only an insignificant risk that ownership of the goods sold can remain with DIL as a result of a customer refund and the liability for which is insignificant and considered separately as part of business as usual.

DIL’s representation and customers clear perception is that DIL has the responsibility for providing goods ordered to them.

(b)	the entity has inventory risk before or after the customer order, during shipping or on return;

Product cost, product feature and product delivery time exposures are DIL risks from the point of a customer placing an order, during shipping and through to accepting goods in proper working order. If for example, goods went missing in the fulfilment of a customer order then this would be a cost to DIL who would need to make good to its customers.

(c)	the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

DIL assumes complete latitude in establishing prices. DIL’s earnings are not predetermined with product manufacturers and do not involve commissions. DIL sets its own profit margins and is exposed to the financial risks of doing so.

(d)	the entity bears the customer’s credit risk for the amount receivable from the customer.

DIL bears its customers credit risk and there is no exposure to this for product manufacturers.

11.          We note your revisions on page F-60 in response to prior comment 22. Please further revise to incorporate relevant information provided in the response to further explain how this line of business operates. In this regard, please disclose that you typically order goods in arrears of receiving customer payments for the purchase of goods and that in some cases you take possession of the goods before they are sent to customers and in others, goods are sent to the customers directly from the suppliers.

COMPANY RESPONSE:

Changes in response to the Staff’s comments have been made in the amended F-1 on page F-60.

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12.          Please tell us how you considered disclosing revenue from the sale of goods separately from revenue from continuing operations and costs from the sale of goods separately from costs of providing services. Refer to IAS 18.35(b).

COMPANY RESPONSE:

The revenue and associated costs from the sale of goods only occurred from July 1, 2013 and is included in the interim financial report for the six months ended December 31, 2013.

For interim reporting periods, MOKO reports under IFRS 34 in order to give a true and fair view of its performance for the half-year ended on December 31, 2013. As such, the half-year report does not include full disclosures of the type normally included in an annual financial report.

For the interim financial report for the six months ended December 31, 2013, MOKO did not separately disclose revenue from the sale of goods or cost of sales from the sale of goods in the Consolidated Statements of profit or loss and other comprehensive loss (per page F-56) of the F-1.

However, the Company notes that Revenue from the sale of goods, and profit measures, are disclosed separately in Note 2: Segment information under the ‘Mobile Commerce’ operating segment and at Note 4: Business Combinations.

The Company confirms its position that the interim financial report complies with the minimum components and form and content requirements of IAS 34 ‘Interim Financial Statements’.

However, by way of clarity, the Company has amended a line item description on page F-56, at the first line of disclosed ‘Expenses’ from ‘Cost of providing services’ to ‘Cost of providing goods and services’ and conforming changes in footnote 2 on pages F-62 and F-63.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

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